Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                 Conference slides to be presented at the Sandler O’Neill + Partners, LP 2011 West Coast Financial Services Conference on Tuesday, March 8, 2011 and at the Citi 2011 Financial Services Conference on Thursday, March 10, 2011.

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results.  Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of Sterling, and a preliminary Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the preliminary Proxy Statement/Prospectus, and, when it becomes available, a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010 and on a Form 8-K filed with the SEC on January 27, 2011.  Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010 and on Forms 8-K filed with the SEC on June 25, 2010, July 12, 2010 and January 21, 2011.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of these documents may be obtained as described in the preceding paragraph.

1 Conference Presentation March 2011 Comerica Incorporated

Safe Harbor Statement: Disclaimer Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "believes," "feels," "expects," "estimates," "seeks," "strives," "plans," "intends," "outlook," "forecast," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "aspiration," “opportunity,” “initiative,” "outcome," "continue," "remain," "maintain," "trend," "objective" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Comerica: A Brief Overview Among the top 25 U.S. bank holding companies Largest U.S. bank with corporate headquarters in Texas $54 billion in assets Founded over 160 years ago Major lines of business include: Major markets include: Continued investments in growth markets Pending Sterling Bancshares acquisition to accelerate growth in Texas Strong capital position At December 31, 2010 Business Bank Wealth and Institutional Management Retail Bank Texas Florida California Arizona Michigan

Comerica Key Differentiators Focused on growing and maintaining long-term relationships Relationship Managers known for ingenuity, flexibility & responsiveness Emphasis on having a clear understanding of our customers & their banking needs Wide array of products and services Community bank feel Weathered credit cycle well relative to peers Consistent credit standards Granular portfolio Main Street Bank Well Positioned for Growth Relationships are Priority One Superior Credit Management Size Solid Capital Position Regulatory Reform Impact expected to be less than other major banks Quality of capital is strong

Our Core Businesses 2010 Full Year Revenue By Business Segment1 1As of December 31, 2010: YTD revenues of $2.4 billion from continuing operations (FTE) including Finance & Other Businesses Business Bank Wide spectrum of credit and non-credit financial products, cash management and international trade services Retail Bank Personalized financial products & services to consumers and small businesses Wealth & Institutional Management (WIM) Serves the needs of affluent clients, foundations, organizations and corporations WIM $410MM 15% Retail Bank $705MM 25% Business Bank $1,673MM 60%

Where We Operate 1Source: The 2009 U.S. Census Bureau 2As of December 31, 2010: YTD revenues of $2.4 billion from continuing operations (FTE) including Finance & Other Businesses; Geography based on office of origination; Midwest includes: MI, OH, IL; Western includes: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective Exporting our 162 year relationship banking expertise to high growth markets Operate in eight of the twelve largest U.S. cities1 California, Arizona, Texas and Florida expected to account for over one-half of U.S. population growth between 2000 and 20301 Geographic footprint diversifies earnings mix 2010 Full Year Revenue By Market Segment2 Florida $57MM 2% Int'l $108MM 4% Other Markets $227MM 8% Texas $409MM 15% Western $774MM 28% Midwest $1,213MM 43%

2010 Accomplishments: Improved Net Interest Margin Increased loan spreads Decreased deposit pricing Reduced wholesale funding Lowest cost of funds among peer group1 Year to date 2010 net interest margin improved 52 basis points over 2009 Average 2010 Cost of Funds1 1Source: SNL Financial; Cost of Funds is calculated as interest incurred on interest-bearing liabilities as a % of average noninterest-bearing deposits and interest-bearing liabilities 2.72% 3.24% 3.23% 3.29% 3.28% 3.18% 2.94% 2.68% 2.73% 2.53% 2.25% 2.50% 2.75% 3.00% 3.25% 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 0.78 0.87 0.93 1.04 1.04 1.09 1.15 1.22 1.31 1.32 1.34 0.43 CMA MTB PNC FITB STI USB RF HBAN KEY BBT ZION MI

2010 Accomplishments: Grew Core Deposits 5.3 12.0 $17.7 FY10 17.9% 4.5 Texas 8.3% 11.1 Western 4.1% $17.0 Midwest % Var FY09 Average Core Deposits1 Average Core Deposit Growth Across All Markets $ Average Deposits in billions; 1Core deposits exclude Institutional CDs, Retail Brokered CDs and foreign office time deposits 5.3% 23.6 22.4 Interest-bearing % Var FY10 FY09 $38.7 $15.1 9.6% $35.3 TOTAL 17.0% $12.9 Noninterest-bearing Average Core Deposit Growth Across Product Type $20 $30 $40 2009 2010 4Q10

1Compared to 3Q10 Source: Federal Reserve H.8 as of 1/26/2011 2010 Accomplishments: Loan Growth – Pace of Decline Slowed Commercial loans increased on a period-end and average basis in 4Q101 Strong Pipeline Commitments increased in 4Q101 for the first time in almost three years 4Q101 avg. loan growth in: Dealer Mortgage Banking Middle Market-Texas Energy Technology & Life Sciences Comerica C&I Loans Recovering Faster than Average Bank -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% Jan-08 Jul-08 Jan-09 Jul-09 Jan-10 Jul-10 Jan-11 52-Week % Change in 4-Wk. Moving Average Comerica All Banks Large Banks

Provision for Loan Losses Provision and Net Charge-offs $ in millions 1Based on an analysis of nonaccrual loans with book balances greater than $2 million CRE Net Charge-Offs Non CRE Net Charge-Offs 312 311 256 175 126 122 57 $4,812 $3,763 Commercial Real Estate Line of Business (CRE) loans $7,730 $5,542 Total Watch list loans 4Q09 4Q10 $266 $180 Nonperforming assets inflow1 $101 $62 Loans past due 90 days or more and still accruing $480 $564 1.39% 2010 $1,082 Provision for Loan Losses $869 1.88% 2009 Net credit-related charge-offs to average total loans 2010 Accomplishments: Improved Credit Quality 108 91 62 86 36 60 40 140 148 162 87 110 73 72 $0 $100 $200 $300 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10

2010 Accomplishments: Credit Quality Favorable to Peers Continues Peer Source: SNL; All nonperforming asset ratios exclude HBAN as their figures were not reported; NCO ratio defined as annualized loans and leases charged off, net of recoveries, as a % of average loans and leases NPA ratio defined as nonperforming assets / (Gross loans +foreclosed assets) Net Charge-off Ratio vs. Peers Nonperforming Asset Ratio vs. Peers Credit metrics among the best in our peer group Peer Group: BBT, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB, ZION 0 2 4 6 8 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 Peer Range Peer Average CMA 0 2 4 6 8 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 Peer Range Peer Average CMA

2010 Accomplishments: A Leaner, More Efficient Company Peer Source: SNL Financial; 2007 does not include PNC as their Full Time Equivalent (FTE) number was not reported Workforce Reductions Total Assets / FTE Employees 17% Decrease Manage more assets per employee than peers over the past three years Leverage technology to improve efficiency Selectively hire when opportunities arise Maintain relationship managers to ensure superior customer experience Headcount ( FTE Period end) 3,000 5,000 7,000 2007 2008 2009 2010 Peer Range Peer Average Comerica 6,000 7,000 8,000 9,000 10,000 11,000 2007 2008 2009 2010

2010 Accomplishments: Proactively Managed Capital Exited TARP 1Q10 (with only 39% of redemption funded by common issuance) Redeemed $500MM of 6.576% Trust Preferreds on 10/01/10 Doubled dividend payable in 1Q11 Share repurchase authorized by Board in 4Q10 and commenced in 1Q11 Remain among the best capitalized in peer group Tier I Common Capital Ratio1 Peer Median Comerica Source: SNL Financial 1See Supplemental Financial Data slide for reconcilements of non-GAAP financial measures 8.2% 9.6% 9.8% 10.0% 10.1% 8.1% 7.6% 7.7% 7.1% 7.0% 0% 2% 4% 6% 8% 10% 12% 4Q09 1Q10 2Q10 3Q10 4Q10

2011 Opportunities/Initiatives: Sterling Bank Acquisition Significantly boosts Texas presence with solid deposit base and well located branch network Houston deposit market share triples Entry into San Antonio market Complements Dallas-Fort Worth locations Enhance growth opportunities with focus on Middle Market and Small Business Leverage additional marketing capacity to offer a wide array of products and services through a larger distribution channel Houston San Antonio Austin Fort Worth Dallas Sterling Bank Branch Comerica Banking Center Accelerates Comerica’s growth strategy in Texas

As of December 31, 2010 Pro forma Combined CMA SBIB Assets $53.7B $5.2B $58.9B Loans 40.2 2.8 43.0 Deposits 40.5 4.3 44.8 Revenue (4Q10) $620M $48M $668M Branches 444 57 501 Texas Branches 95 57 152 Employees 9,001 946 9,947 Financially attractive Expect to be break even in first full year1 and increasingly accretive thereafter Purchase price reflects Texas economy and scarcity value Expect seamless integration Size: Manageable Location: Within footprint Culture: Business banking 2011 Opportunities/Initiatives: Sterling Bank Acquisition Source: Company Reports 1First full-year assumed to be fiscal year 2012; Break even analysis excludes merger and integration costs 2Based on deposits at 6/30/10 Sterling: 6th largest U.S. bank with headquarters in Texas2

#2 prepaid card issuer1 in US Capitalize on mandated changes which will phase out checks for government benefits At 12/31/2010, service: 31 state government benefit plus US Treasury Direct Programs Over 5.6 million cards issued under these programs 1Source: 2009 Nilson Report, a leading payment systems publication 2011 Opportunities/Initiatives: Deposit Growth: Government Card Programs Annual Average Noninterest-Bearing Deposits ($millions) $0 $100 $200 $300 $400 $500 $600 $700 2007 2008 2009 2010 State Card Programs US Treasury Program

Financial Services Division (FSD) Increase penetration with Asset Management companies Continue expansion in Michigan and Texas Technology and Life Sciences (TLS) Focus on strong relationships with top-tier investors Leverage operations in all 13 offices across the U.S. and Toronto Continue to tailor products to meet the needs of emerging technology and life science companies 2011 Opportunities/Initiatives: Deposit Growth: Specialty Businesses 9% Increase 40% Increase FSD Quarterly Average Deposits ($millions) 1,507 2,094 2,277 2,221 1,627 4Q09 1Q10 2Q10 3Q10 4Q10 TLS Quarterly Average Deposits ($millions) 3,498 3,345 3,424 3,269 3,198 4Q09 1Q10 2Q10 3Q10 4Q10

2011 Opportunities/Initiatives: Fee Revenue Growth Retail Banking Accelerate customer utilization of Mobile Banking and eCommerce Expand securities licensed Private Banker platform Asset Management Re-brand customized institutional and personal product solutions International Trade Services Increase Trade Services staff in Texas and California to pursue trade activity and support across all business units International Banking Leverage the Canada branch platform to increase cross border opportunities Treasury Management Aggressively pursue cross sell/product penetration Strategically align sales talent and resources to capture more opportunities Continue to introduce new product enhancements to meet changing market needs

2011 Opportunities/Initiatives: Revenue Growth: Small Business Redefined market segments Community Banking: up to $2 million in revenue Business Banking: $2-20 million in revenue (formerly $10 million) Reposition SBA as advisor and partner to all business units Repackage Treasury Management Solutions Add Business Loan Specialists to support Community Banking Segment Grow newly established Health Care Profession Group 2010 New Originations ($000) 117% Increase 0 20,000 40,000 60,000 80,000 1Q10 2Q10 3Q10 4Q10 Michigan Texas Western

2011 Opportunities/Initiatives: Cost Savings: Banking Center Model Continue Banking Center expansion at a slower pace Fine tuning efficiency of Banking Centers Floor space reduced from 3600 sq. ft. to 2500-3000 sq. ft. Staffing reduced from 5.5/6.0 to 5.0 Manage to universal staffing model Drive Ups reduced from 3 lanes to 2 lanes Mobile Banking technology: a growing alternative to Banking Center services 57 Pending Sterling Acquisition1 5 (est.) 13 10 28 30 2011 2010 2009 2008 2007 Banking Center Openings by Year 1Sterling branches at December 31, 2010

Consistent strategy Based on relationship banking model Core businesses and geographies unchanged Recession-tested business model Expense management Solid capital position Investing to accelerate growth and balance Banking center expansion in high growth markets New and enhanced products and services Expansion in Texas with pending Sterling Bancshares acquisition Poised for the Future Main Street Bank Well Positioned for Growth

Appendix

Financial Highlights $ in millions 1 See Supplemental Financial Data slides for reconciliation of non-GAAP financial measures Credit Quality Improvement Continued $259 $116 $54 Provision for Credit Losses 224 132 113 Net Loan Charge-offs 7,730 6,171 5,542 Watch List $36,742 $38,786 $39,896 Average Core Deposits 14,430 14,920 15,607 Average Noninterest-bearing deposits 21,690 21,432 22,145 Period-end Commercial Loans $42,753 $40,102 $39,999 Average Total Loans 21,971 20,967 21,464 Average Commercial Loans Solid Capital Deposit Levels Strong 12.46% 9.96% 10.13% Tier 1 Capital Ratio 7.99% 10.39% 10.54% Tangible common equity ratio1 4Q09 3Q10 4Q10 Pace of Loan Decline Slowed

Established: 1988 Largest U.S. bank with corporate headquarters in TX Average deposits5 up 45% from FY05 National Specialty groups include: Heavy Equipment Energy Acquisition of Sterling Bank announced January 18, 2011 Diverse economy Ranked #2 in the US by State GDP1 Job growth rate for 2010 is 2.3%, exceeding the national average of 0.7%2 Home prices relatively stable3 Comerica Texas Economic Activity Index4 is 13% above the cycle low 1Source: 2010 Bureau of Economic Analysis 2Source: Bureau of Labor Statistics as of 12/31/10 3FHFA Purchase Only Home Price Index 4As of December 2010 5Full-Year 2010 YTD average Texas Market: Prepared for Growth TX Banking Centers and Period Avg Deposits ($Bn) 61 68 95 79 87 90 20 30 40 50 60 70 80 90 2005 2006 2007 2008 2009 2010 $2 $3 $4 $5 $6 TX Banking Centers Deposits

California ranked #1 in the US by State GDP1 Seeing signs of stability in home prices Comerica California Economic Activity Index2 up 12% from cycle low Established: 1991 31% of Comerica’s loans3 30% of Comerica’s deposits3 Average Deposits4 up 24% since FY05 National Specialty groups include: Technology and Life Sciences Entertainment Financial Services Division (FSD) 1Source: 2010 Bureau of Economic Analysis 2As of December 2010 32010 Full-Year average 4December 2010 YTD average excluding FSD Western Market: Positioned for Sustained Recovery Western Banking Centers and Period Avg Deposits excl. FSD ($Bn) 61 75 91 108 119 114 0 20 40 60 80 100 120 2005 2006 2007 2008 2009 2010 $6 $7 $8 $9 $10 $11 $12 Western Banking Centers Deposits 0

Established: 1849 #1 in deposit market share in southeast Michigan1 36% of Comerica’s loans2 Net charge-offs to average loans of 1.45% FY10, down from 2.07% FY09 despite economic backdrop National Specialty groups include: National Dealer Services Health Care Waste Management Unemployment4, while still elevated, has fallen 2.8 percentage points4 from the peak in 12/09 Automotive sector improving Comerica Michigan Economic Activity Index3 up 20% from cycle low 1Source: FDIC 2010 2Average Full-Year 2010 3Source: CMA Economics as of December 2010 4Source: Bureau of Labor Statistics as of December 2010 Michigan Market: Performance through Economic Headwinds Midwest Period Avg Deposits ($Bn) 16.0 15.8 17.7 17.1 16.0 $10 $12 $14 $16 $18 2006 2007 2008 2009 2010

Sterling Bank Acquisition – Transaction Summary Purchase Price and Structure $10.00 per Sterling Bancshares (“SBIB”) share 100% common stock at fixed 0.2365 exchange ratio1 Transaction value $1,027 million Estimated Deal Economics Break even in first full fiscal year2 and increasingly accretive thereafter; Attractive valuation multiples Estimated Synergies $56 million or 35% of SBIB expenses (run rate realized by year-end 2012) No revenue synergies assumed Estimated merger-related charges $80 million after-tax (~75% to be incurred in 2011) Deal protection ~$40 million termination fee, in certain circumstances Approval requirements SBIB shareholders Customary regulatory approvals Expected completion By mid-year 2011 Pro forma ownership Current CMA shareholders ~90%; SBIB shareholders ~10% 1Price and exchange ratio based on the 15-day average share price through January 11, 2011 of Comerica common stock on the NYSE of $42.28 2First full-year assumed to be fiscal year 2012; Break even analysis excludes merger and integration costs. Additional detail can be found in the appendix of this presentation.

Sterling Bank Acquisition – Opportunity to Leverage C&I Expertise As of December 31, 2010; $Billions CRE: Non-owner occupied Commercial Real Estate; C&I: Commercial and Industrial includes Lease Financing and International Loans; C&D: Construction and Development Sterling Bank $2.8B Loans Comerica Bank $40.2B Loans Comerica Bank Texas Market $6.8B Loans C&D $2.3B 6% Residential Mortgage & Consumer $3.9B 10% C&I $24.3B 60% CRE-Owner Occupied $7.8B 19% CRE $1.9B 5% Residential Mortgage & Consumer $0.4B 15% C&I $0.6B 23% C&D $0.2B 8% CRE- Owner Occupied $0.6B 22% CRE $1.0B 32% C&D $1.0B 14% Residential Mortgage & Consumer $0.4B 7% C&I $4.3B 63% CRE-Owner Occupied $0.8B 12% CRE $0.3B 4%

Sterling Bank Acquisition – Attractive Deposit Mix Sterling Bank $4.3B Deposits As of 12/31/2010; $Billions Comerica Bank $40.5B Deposits Comerica Bank Texas Market $5.7B Deposits 4Q10 Interest-bearing deposit costs: 40 basis points 54 basis points 76 basis points Time $0.7B 17% Non- interest bearing $1.3B 31% Money Market, NOW & Savings $2.2B 50% Brokered CD $0.1B 2% Money Market, NOW & Savings $2.3B 40% Time $1.2B 22% Non- interest bearing $2.2B 38% Money Market, NOW &Savings $19.0B 47% Time $5.9B 15% Non-interest bearing $15.6B 38%

Sterling Bank Acquisition – Expanding in Attractive Markets Houston San Antonio Austin Fort Worth Dallas Sterling Bank Branch Comerica Banking Center Source: SNL Financial as of 06/30/2010 Rank and share % data not provided for San Antonio Market as it includes branches in Kerrville. San Antonio and Kerrville are not listed in SNL Financial as a combined MSA 2 1 Deposits Branches $mm Rank Share % Texas Market CMA 94 5,230 10 1.18 SBIB 60 4,142 13 0.94 Pro forma 154 9,372 6 2.12 Houston MSA CMA 34 1,389 12 1.15 SBIB 33 3,269 6 2.70 Pro forma 67 4,658 6 3.85 Dallas - Fort Worth MSA CMA 49 3,460 5 2.31 SBIB 13 266 45 0.18 Pro forma 62 3,726 5 2.49 Entry into San Antonio Market CMA 0 0 SBIB 14 607 Pro forma 14 607 Austin MSA CMA 11 381 11 1.66

Comerica Bank

Sterling Bank Acquisition – Scarcity Value

There are not many banks based in Texas that have the size, geographic fit and focus of Sterling.

Company Name	Headquarters	Total Assets	Loans & Leases[1]	Total Deposits	Loans/ Deposits	Number of Offices
Comerica Inc.	Dallas	$54.0	$40.3	$40.7	99%	444
Cullen/Frost Bankers, Inc.	San Antonio	17.7	8.1	14.5	56%	129
International Bancshares Corp.	Laredo	11.9	5.4	7.6	71%	290
Prosperity Bancshares, Inc.	Houston	9.5	3.5	7.5	47%	186
Texas Capital Bancshares, Inc.	Dallas	6.4	5.9	5.5	108%	10
PlainsCapital Corp.	Dallas	5.3	3.6	3.9	92%	33
Sterling Bancshares, Inc.	Houston	5.2	2.8	4.3	65%	60
First National Bank Group, Inc.	Edinburg	3.8	2.7	2.9	92%	62
First Financial Bankshares, Inc.	Abilene	3.8	1.7	3.1	54%	54
Woodforest Financial Group, Inc.	The Woodlands	3.4	1.6	2.9	55%	760
Southside Bancshares, Inc.	Tyler	3.0	1.1	2.1	51%	37
Amarillo National Bancorp, Inc.	Amarillo	2.8	2.1	2.3	92%	16
American State Financial Corp.	Lubbock	2.7	1.1	2.2	51%	44
Central Bancorp, Inc.	Garland	2.5	1.5	1.9	77%	32
Broadway Bancshares, Inc.	San Antonio	2.4	1.1	2.0	56%	41
Independent Bankers Financial Corp.	Irving	2.3	0.7	1.4	52%	4
ANB Corp.	Terrell	2.2	1.1	2.0	56%	28
Lone Star National Bancshares	McAllen	2.1	1.2	1.7	71%	26
South Plains Financial, Inc.	Lubbock	2.1	1.6	1.8	89%	28
North American Bancshares, Inc.	Sherman	1.9	1.2	1.6	78%	34
FVNB Corp.	Victoria	1.7	1.3	1.5	85%	26
Olney Bancshares of Texas, Inc.	Olney	1.7	1.4	1.4	97%	32
Happy Bancshares, Inc.	Canyon	1.6	1.0	1.4	73%	27
MetroCorp Bancshares, Inc.	Houston	1.6	1.1	1.3	88%	22
LegacyTexas Group, Inc.	Plano	1.5	1.1	1.3	84%	19

$ in Billions; At December 31, 2010
Source: SNL Financial
[1]Includes loans held for sale

31

Comerica Bank

Sterling Bank Acquisition – Thorough Due Diligence

Extensive Review Process

- Assisted by local market insight into customers and competitors
- Loan Review
  - 25 person CMA evaluation team
  - Reviewed 96% of nonperforming loan outstandings; 92% of special mention and substandard; and 43% of pass credits
  - CMA has extensive credit quality review experience
- In-depth review of:
  - Investment portfolio
  - Deposit composition
  - Branch locations

Conservative Gross[1] Loan Marks

As of 12/31/10[2]	SBIB	Est. Loss %	Est. Loss $
C&I	$623	4.0%	$24
CRE Owner occupied	335	7.6	26
CRE Wholesale	366	16.3	60
CRE Construction (C&D)	220	28.4	63
CRE Other	811	13.7	111
Consumer/Resi Mortgage	397	11.6	46
Total	$2,752	12.0%	**$330**
Cumulative credit losses taken 1/1/08 through 12/31/10[3]		3.7%	120
Total estimated credit losses through the cycle		15.7%	**$450**

$ in Millions; CRE Wholesale includes CRE mortgages referred by other financial institutions; CRE Other includes office, retail, hospitality, multifamily, warehouse, 1-4 family.
[1]Excludes $77 million allowance for loan losses; [2]Estimated losses and portfolio breakdown is based on Comerica credit due diligence and may not reconcile to the 4Q10 data on slide 28
[3]SBIB cumulative losses based on total net charge-offs as a % of average loans 1/1/08 through 12/31/10 of $3,267 million

32

Sterling Acquisition – Transaction Economics 2.3x Price/Tangible Book Value $276 Adjusted Tangible Book Value 3.7x Price/Adjusted Tangible Book Value (89) Tax Impact @ 35% (77) Sterling Allowance for Loan Losses1 164 Net Loan Mark Adjustment $440 Sterling Tangible Book Value $330 Estimated Future Loan Losses2 (182) Less: Goodwill & Intangibles1 $622 Sterling Total Shareholder Equity1 $1,027 Purchase Price Purchase price reflects: Scarcity value – only two unassisted acquisitions of banks with >$5 billion assets in Texas in the past 7 years and only 4 other public Texas headquartered U.S. banks with assets >$5 billion remaining Texas economy – one of the strongest and largest economies in the U.S. Price to adjusted tangible book multiple reflects low book value resulting from the conservative credit marks Estimated goodwill of $745MM reflects purchase price less tangible book value at close, as well as additional accounting adjustments to fair value all assets and liabilities $ in Millions (MM); This analysis is based on estimates at the time of transaction announcement (January 18, 2011). 1At December 31, 2010 2Estimated losses based on Comerica credit due diligence

Sterling Acquisition – Fits Comerica’s Main Street Bank Strategy Accelerates growth in Texas urban markets Nearly doubles branch presence in Houston Entry into San Antonio market #6 largest deposit market share in state1 Financially attractive Expect to be break even in first full year2 and increasingly accretive thereafter Conservative assumptions (synergies and credit marks) Price/Tangible Book Value of about 2.3x and deposit premium of about 17% -- fair value consistent with recent Texas healthy bank transactions Expect seamless integration Size: Manageable Location: Within footprint Culture: Business banking Maintains strong capital position Pro forma 12/31/10 Tier 1 Capital Ratio ≈10.0% 1Pro forma as of 06/30/2010 based on SNL Financial data 2First full-year assumed to be fiscal year 2012; Break even analysis excludes merger and integration costs

Diverse Loan Portfolio 1 Specialty Businesses includes: Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance and Technology and Life Sciences (TLS ) Geography based on office of origination; Midwest: MI, OH, IL; Western: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective Average 4Q10: $40.0 billion By Geographic Market By Line of Business Other Markets $3.7B 9% Int'l $1.5B 4% Florida $1.6B 4% Midwest $14.3B 36% Western $12.5B 31% Texas $6.4B 16% Global Corp Banking $4.3B 11% Commercial Real Estate $4.7B 12% Middle Market $11.9B 30% Nat'l Dealer Services $3.8B 9% Specialty Businesses 1 $5.3B 13% Personal Banking $1.8B 4% Small Business Banking $3.4B 9% Private Banking $4.8B 12%

Commercial Loan Growth Increases in: National Dealer Services $276MM Mortgage Banker Finance $158MM Energy $73MM Average balances in $ millions 1CRE: Owner-occupied and Commercial Real Estate line of business construction and mortgage loans 24Q10 compared to 3Q10 Decreases in: Commercial Real Estate line of business ($332MM) Middle Market ($178MM) Small Business Banking ($72MM) Average loan outstandings included2: Balance Sheet Lines of Business 1 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 Total Loans 44,782 42,753 41,313 40,672 40,102 39,999 Q-Q Change (2,029) (1,440) (641) (570) (103) Commerical 23,401 21,971 21,015 20,910 20,967 21,464 Q-Q Change (1,430) (956) (105) 57 497 CRE 14,392 14,096 13,773 13,359 12,882 12,336 Q-Q Change (296) (323) (414) (477) (546)

Shared National Credit Relationships Approx. 940 borrowers Majority of relationships include ancillary business Comerica is agent for approximately 17.5% Adhere to same credit underwriting standards as rest of loan book Credit quality mirrors total portfolio December 31, 2010: $7.3 billion Shared National Credit (SNC): Facilities greater than $20 million shared by three or more federally supervised financial institutions which are reviewed by regulatory authorities at the agent bank level. Period-end outstandings as of December 31, 2010 Global Corp Banking $2.3B 32% Nat'l Dealer Services $0.3B 4% Energy $1.3B 18% Other $0.5B 7% Middle Market $1.7B 23% Commercial Real Estate $1.2B 16%

Diversified National Dealer Services Detroit 3 nameplates down from 41% at 12/05 to 20% at 12/10 Geographic Dispersion Western 62% Florida 8% Midwest 18% Texas 6% Franchise Distribution1 1 Franchise distribution based on December 31, 2010 period-end outstandings 2 “Other” includes obligations where a primary franchise is indeterminable (rental car and leasing companies, heavy truck, recreational vehicles, and non-floor plan loans) 65 years of Floorplan lending, with over 20 years on a national basis Top tier strategy Majority are “Mega Dealer” (five or more dealerships in group) Excellent credit quality Robust monitoring of company inventory and performance Average Loan Balances ($ in Billions) 5.187 4.872 3.466 3.459 $0 $1 $2 $3 $4 $5 2007 2008 2009 2010 Toyota/ Lexus 22% Ford 8% GM 8% Chrysler 4% Mercedes 4% Nissan/ Infinity 6% Other 2 12% Other European 8% Other Asian 10% Honda/ Acura 18%

Consumer Loan Portfolio 9.9% of total outstandings No sub-prime mortgage programs Self-originated & relationship oriented Net loan charge-offs of $17MM 4Q10: $4.0 billion 4Q10 averages in $billions; Geography based on office of origination 1 Residential mortgages on the balance sheet are primarily associated with Private Banking customers. Residential mortgages originated through the banking centers are typically sold to a third party. 2 The “other” category includes automobile, personal watercraft, student and recreational vehicle loans. 3 Data on loans booked through the Consumer Loan Center which encompasses about 86% of the Home Equity Lines and Loans Consumer Loan Portfolio About 85% home equity lines and 15% home equity loans Avg. FICO score of 753 at origination 86% have CLTV < 80% at origination Average loan vintage is 5.3 years 4Q10: $1.7 billion Home Equity Portfolio3 Residential Mortgages 1 $1.6B 40% Consumer Loans-Home Equity $1.7B 43% Consumer loans-Other 2 $0.7B 17% Midwest 62% Florida 3% Texas 9% Western 26%

Investment Securities Portfolio Consists primarily of AAA mortgage-backed Freddie Mac and Fannie Mae government agency securities Net unrealized pre-tax gain $55MM as of 12/31/10 Average life of 3.4 years as of 12/31/10 Repurchased customers’ Auction-Rate Securities in 4Q08 Cumulative redemptions and sales of $668MM (4Q10 $12MM) Cumulative gains on redemptions and sales of $27MM (4Q10 $1MM) $ in millions (MM) Target: Mortgage-backed Securities ≈$6.5B $3,500 $4,500 $5,500 $6,500 $7,500 $8,500 $9,500 $10,500 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 Average Auction-Rate Securities Average Investment Securities Available-for-Sale

Core Deposits Increased Average Core Deposits $ in billions; 4Q10 vs 3Q10 1Core deposits exclude Institutional CDs, Retail Brokered CDs and foreign office time deposits Total average core deposits1 of $39.9B, a $1.1B increase primarily due to: Noninterest-bearing deposits increased $687MM Money market and NOW deposits increased $621MM Customer CDs decreased $206MM Total avg. core deposits: Increased in: Middle Market $442MM Small Business $296MM Technology & Life Sciences $152MM Wealth Management $124MM Financial Services Division $56MM Decreased in: Commercial Real Estate ($47MM) Noninterest-bearing Interest-bearing $0 $10 $20 $30 $40 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10

December 2003 360 Banking Centers December 31, 2010 444 Banking Centers Banking Center Network MI 218 TX 95 CA 103 FL 11 AZ 17 AZ 1 FL 6 CA 42 TX 50 MI 261

Net Interest Margin Improves Excess liquidity position2: 4Q10 average $1.8B, down from $3.0B in 3Q10 12/31/10 period end $1.3B Negative impact on 4Q10 margin was approximately 12 basis points 14Q10 vs. 3Q10 2Excess liquidity represented by average deposits held at the Federal Reserve Bank. See Supplemental Financial Data slide for reconciliation of non-GAAP financial measures. Net interest margin increased six basis points to 3.29% reflecting1: + Decline in excess liquidity + Redemption of higher-cost Trust Preferred securities (TruPS) - Decrease in yields on mortgage-backed securities 3.29% 3.23% 3.28% 3.18% 2.94% 2.68% 2.25% 2.50% 2.75% 3.00% 3.25% 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10

A Leaner, More Efficient Company Workforce Reductions 14Q10 vs. 3Q10 2Offset by increase in deferred compensation asset returns in noninterest income Noninterest expenses1: Salaries expense increased: $10MM increase in incentives as a result of improved financial performance and rankings relative to peers $6MM increase in Deferred Compensation2 $3MM increase in Severance Trust preferred securities redemption charge of $5MM The number of full-time equivalent employees has declined 17% since December 31, 2007 6,000 8,000 10,000 12,000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Headcount (period end)

Key Credit Differentiators Did not loosen credit standards at peak of cycle Conservative exposure thresholds Long tenured relationships 88% of portfolio is secured1 Personal guarantees are customary for bulk of portfolio Proactive problem resolution and restructuring Portfolio migration closely monitored Tightened lending standards: Energy Technology and Life Sciences Home equity Curtailed exposure to certain segments: Automotive supplier Commercial and Residential Construction SBA Franchise lending Specialty group with higher leveraged transactions Comerica followed its credit policies making enhancements to adapt to the changing economy 1At December 31, 2010

 Credit College - training and development of future relationship managers Credit Administration - multiple years of experience in lending and credit Teamwork and customer focus –credit and business lines collaborate on loan structure to win deals Relationship managers – fully engaged in recognition and resolution of credit issues Comerica Credit Culture People Policies Portfolio Analytics - monitoring of portfolio migration assists in early recognition of issues Special Asset Group - maintain core group of experienced workout professionals Quarterly Credit Quality Review - proactive review of problem credits to assess strategy and reserve Policies – longstanding and proven, yet continuously refined Results: superior credit performance throughout the economic cycle1 Processes 1 Based on peer average from 3Q07 through 4Q10

By Geographic Market 4Q10: $113 Million Net Loan Charge-offs By Line of Business $ in millions; Geography based on office of origination; Midwest: MI, OH, IL; Western: CA, AZ, NV, CO, WA Other Markets include markets not separately identified above in addition to businesses with a national perspective Specialty Businesses includes: Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance, TLS and National Dealer Services Texas $9MM 8% Western $42MM 37% Midwest $52MM 46% Florida $8MM 7% Other Markets $2MM 2% Specialty Businesses $4MM 4% Middle Market $23MM 20% Private Banking $18MM 16% Small Business Banking $17MM 14% Personal Banking $5MM 5% Global Corporate Banking $6MM 5% Commercial Real Estate $40MM 36%

$ in millions (MM); 4Q10 vs. 3Q10 Nonperforming Assets Declined Nonperforming Assets of $1,235MM included: Nonaccrual loans decreased $83MM Commercial Real Estate decreased $80MM Specialty Businesses decreased $14MM $43MM Troubled Debt Restructurings Foreclosed Property decreased $8MM to $112MM Average carrying value of nonaccrual loans 54% (46% write-down) Accruing Troubled Debt Restructurings total $44MM No nonaccrual loans Held-For-Sale December 31, 2010 Nonaccrual Loans $1,080 million By Line of Business Specialty Businesses $73MM Small Business $111MM Other $132MM Middle Market $287MM Commercial Real Estate $449MM Global Corp Banking $28MM

Nonaccrual Loans 36 248 $5–$10 3 84 Over $25 1,066 $1,080 Total 23 342 $10–$25 58 179 $2–$5 946 $227 Under $2 # of Relationships Outstanding Period-end balances in $ millions (MM) as of December 31, 2010 Sold $41MM in nonperforming loans at prices approximating carrying value plus reserves in 4Q10 Proactively review nonaccrual loans every quarter Charge-offs and reserves taken to reflect current market conditions Granularity of nonaccrual loans: Carrying Value of Nonaccrual Loans as % of Contractual Value 72% 68% 66% 64% 61% 59% 56% 56% 55% 55% 54% 25% 40% 55% 70% 2Q08 4Q08 2Q09 4Q09 2Q10 4Q10

Comerica Bank

Watch List Improvement Continued

Total Watch List Loans[1]


8,250
7,730
7,502
6,651
6,171
5,542
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10

- Watch list loans[1] decreased $629MM, fifth consecutive quarter of decline
- Watch list loans[1] decreased $2.7B over past five quarters
- Loans past due 90 days or more and still accruing declined
- Foreclosed property decreased and remains relatively small

$ in millions; Analysis of 4Q10 compared to 3Q10

[1]Watch list: generally consistent with regulatory defined special mention, substandard and doubtful (nonaccrual) loans

50

Commercial Real Estate Loan Portfolio 4Q10: $12.3 billion 4Q10 averages in $billions 1 Included in Commercial Real Estate line of business Commercial Real Estate Line of Business: Nonaccrual loans of $449MM, down $80MM from 3Q10 Loans over $2MM transferred to nonaccrual totaled $71MM ($132MM in 3Q10 and $32MM in 2Q10) Net loan charge-offs of $40MM ($60MM in 3Q10 and $36MM in 2Q10) Primarily Owner- Occupied Commercial Mortgages $8.4B 68% Real Estate Construction 1 $1.9B 16% Commercial Mortgages 1 $2.0B 16%

Commercial Real Estate Line of Business December 31, 2010 Loan Outstandings: $3.8 billion1 By Project Type By Location of Property Period-end balances in $billions; 1Excludes Commercial Real Estate line of business loans not secured by real estate Office $0.3B 9% Land Carry $0.4B 10% Land Development $0.2B 5% Single Family $0.3B 7% Retail $0.9B 23% Multi-family $0.9B 26% Comml/Other $0.3B 8% Multi-use $0.5B 12% Other Markets $0.6B 15% Florida $0.5B 12% Western $1.2B 35% Michigan $0.5B 12% Texas $1.0B 26%

Expect variability in credit metrics with a general improving trend Commercial Real Estate Line of Business Outstandings By Property Type Net Charge-offs By

Project Type Period-end outstandings in $millions; excludes Commercial Real Estate line of business loans not secured by real estate;

Net Charge-offs $millions;

4Q10 vs. 3Q10

Commercial: Multi-Family, Retail, Office, Warehouse, Multi-use and Commercial Charge-offs decreased $19MM

 Inflows to nonaccrual decreased $61MM

 Nonaccrual loans decreased $80MM

 Watch list loans declined $245MM 108 91 62 86 36 40 60 $0 $20 $40 $60 $80 $100 $120 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 Residential Commercial Not Secured by RE 3,763 4,114 4,316 4,812 5,006 5,228 4,621 $0 $1,000 $2,000 $3,000 $4,000 $5,000 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 Residential Commercial

Residential Real Estate Development Period-end balances in $millions Western: CA, AZ, NV Reduced Residential Real Estate Development exposure by $1.7B since 6/30/08 to $555MM at 12/31/10 Geographic breakdown: Western 39% Texas 20% Florida 15% Michigan 11% Other 15% 76% Decrease Reduced Western Market Local Residential Real Estate Developer Portfolio to $105MM at 12/31/10 from $932MM at 12/31/07 $0 $500 $1,000 $1,500 $2,000 $2,500 2Q09 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 Single Family Residential - Land Carry/Development

Commercial Real Estate Line of Business December 31, 2010 period-end $ in millions; Western: CA, AZ, NV Western Michigan Texas Florida Other Markets Total Real Estate Construction Loans Single Family 99 18 22 39 18 196 Land Development 60 9 52 9 27 157 Total Residential 159 27 74 48 45 353 Multi-Family 129 - 227 131 92 579 Retail 119 48 262 27 29 485 Multi-use 117 5 52 - 27 201 Other 71 29 92 16 0 208 Total Commercial 436 82 633 174 148 1,473 Total Real Estate Construction Loans 595 109 707 222 193 1,826 Commercial Mortgage Loans Single Family 13 3 17 6 30 69 Land Development 45 28 18 31 11 133 Total Residential 58 31 35 37 41 202 Multi-Family 51 55 138 115 45 404 Retail 128 98 16 64 80 386 Multi-use 115 16 31 - 87 249 Other 343 159 49 29 116 696 Total Commercial 637 328 234 208 328 1,735 Total Commercial Mortgage Loans 695 359 269 245 369 1,937 Total Commercial Real Estate Line of Business 1,290 468 976 467 562 3,763

Source: Federal Reserve H.8 as of 1/26/2011 Decline in Commercial Real Estate Loans Commercial Real Estate Loans -25% -20% -15% -10% -5% 0% 5% 10% 15% Jan-08 Jul-08 Jan-09 Jul-09 Jan-10 Jul-10 Jan-11 52-Week % Change in 4-Wk. Moving Average Comerica All Banks Large Banks

Strong Capital Ratios Tier I Common Capital Ratio1 Peer Median Comerica Among the best capitalized in peer group Quality of capital is solid Tier 1 made up of 100% common equity as of 10/1/10 Fully redeemed preferred stock issued to U.S. Treasury in 1Q10 Redeemed $500MM of 6.57% Trust Preferreds (TruPS) on 10/01/10 Doubled quarterly common stock dividend to $0.10 per share Authorized share and warrant repurchases Strong capital supports future growth Source: SNL Financial Peer Group: BBT, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB, ZION 1See Supplemental Financial Data slides for reconcilements of non-GAAP financial measures 8.2% 9.6% 9.8% 10.0% 10.1% 8.1% 7.6% 7.7% 7.1% 7.0% 0% 2% 4% 6% 8% 10% 12% 4Q09 1Q10 2Q10 3Q10 4Q10

Comerica Bank

Holding Company Debt Ratings

Senior Unsecured/Long-Term Issuer Rating

	Moody's	S&P	Fitch	DBRS
US Bancorp	Aa3	A+	AA-	AA
BB&T	A2	A	A+	A (high)
Comerica	**A2**	**A-**	**A**	**A**
PNC	A3	A	A+	A (high)
M&T Bank	A3	A-	A-	A (low)
Marshall & Ilsley	Baa1	BB+	BBB+	BBB (high)
KeyCorp	Baa1	BBB+	A-	BBB (high)
SunTrust	Baa1	BBB	BBB+	A (low)
Fifth Third	Baa1	BBB	A-	A (low)
Huntington	Baa2	BBB	BBB+	BBB
Regions Financial	Ba3	BB+	BBB-	BBB
Zions Bancorporation	B2	BBB-	BBB-	BBB (low)

As of 02/28/2011
Source: SNL Financial
Debt Ratings are not a recommendation to buy, sell, or hold securities.

58

Comerica Bank

Financial Reform[1]

Overall, relative impact from Financial Reform will likely be less than other major banks

Key Changes	Impacts	Opportunities
Interest on Demand Deposits - Allows interest on commercial demand deposits (one year from enactment)	Could lead to increased cost of commercial demand deposits, depending on interplay of interest, deposit credits, and service charges	Could provide impetus for additional deposit generation
TAG Extension - Provide unlimited deposit insurance on noninterest-bearing accounts from 12/31/10 to 12/31/12	As currently proposed by the FDIC, there will not be a separate assessment for unlimited deposit insurance coverage for this period.	Could provide impetus for additional deposit generation
Deposit Insurance – Changes definition of assessment base, increases fund's minimum reserve ratio & permanently increases insurable level	As currently proposed by the FDIC, CMA expects 2011 FDIC insurance expense to remain consistent with 2010 expense ($62 million).	New rule is consistent with CMA's focus on core deposit growth
Derivatives – Allows continued trading of foreign exchange and interest rate derivatives; energy, uncleared commodities and agriculture derivatives will move to a separate subsidiary	Direct impact on client-driven energy derivatives business ($1 million annual revenue[2])	Allows for continued growth of CMA's core client-driven foreign exchange ($39 million annual revenue[2]) and interest rate ($7 million annual revenue[2]) derivatives business
Interchange Fees - Limits debit card transaction processing fees that card issuers can charge merchants	Based on the two options contemplated in the draft Fed rules, total debit card PIN ($9 million annual revenue[2]) and signature-based ($31 million annual revenue[2]) interchange fees in 2011 would be reduced by $13MM - $15MM	Government card programs, such as the DirectExpress Social Security program, are exempt
Trust Preferreds - Prohibits certain banks from including Trust Preferreds in Tier 1 Capital (phase out beginning 1/1/13)		On October 1, 2010 fully redeemed all $500 million of Trust Preferred Securities at par

[1]Dodd-Frank Wall Street Reform and Consumer Protection Act; [2]Based on 2010 full-year results
Impact on Comerica is estimated as of January 18, 2011 and subject to final rulemaking. Comerica may be impacted by other changes due to the financial reform legislation.
Timing of prescribed changes varies by rule.

59

Basel III Implementation New rules effective between 2013 and 2019; US adoption expected to occur over a similar timeframe, but the final form of the US rules is uncertain CMA is not a mandatory Basel II bank CMA Tier 1 Common1 12/31/10: 10.1% Regulatory required minimum by 2019: 7% (4.5% minimum plus 2.5% “conservation buffer”) CMA has NO material impact from: Mortgage servicing rights Trust Preferreds Deferred tax assets Investments in financial institutions Expected change in Risk Weighted Assets not material Higher degree of uncertainty regarding implementation and interpretation Will likely require more on-balance sheet liquidity Possibly increase or change the mix of the investment securities portfolio Continued focus on retail deposit generation Careful management of off-balance sheet commitments; expect evolution of pricing and terms of off-balance sheet commercial commitments Expected to be manageable given proven ability to administer our balance sheet Capital Requirement: Liquidity Requirement: 1See Supplemental Financial Data slides for reconciliation of non-GAAP financial measures Impact on Comerica is estimated and subject to final rulemaking. Comerica may be affected by other changes due to Basel III.

Comerica Bank

Supplemental Financial Data

Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)

	12/31/10	9/30/10	6/30/10	3/31/10	12/31/09
Total Regulatory Capital	$8,651	$8,566	$9,001	$9,062	$10,468
Tier 1 capital[1]	$6,027	$5,940	$6,371	$6,311	$7,704
Less: Fixed rate cumulative perpetual preferred stock	--	--	--	--	2,151
Less: Trust preferred securities	--	--	495	495	495
Tier 1 common capital	6,027	5,940	5,876	5,816	5,058
Risk-weighted assets[1]	59,506	59,608	59,877	60,792	61,815
Tier 1 common capital ratio	***10.13%***	***9.96%***	***9.81%***	***9.57%***	***8.18%***
Total shareholders' equity	$5,793	$5,857	$5,792	$5,668	$7,029
Less: Fixed rate cumulative perpetual preferred stock	--	--	--	--	2,151
Less: Goodwill	150	150	150	150	150
Less: Other intangible assets	6	6	6	7	8
Tangible common equity	$5,637	$5,701	$5,636	$5,511	$4,720
Total assets	$53,667	$55,004	$55,885	$57,106	$59,249
Less: Goodwill	150	150	150	150	150
Less: Other intangible assets	6	6	6	7	8
Tangible assets	$53,511	$54,848	$55,729	$56,949	$59,091
Tangible common equity ratio	***10.54%***	***10.39%***	***10.11%***	***9.68%***	***7.99%***

The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations. The tangible common equity ratio removes preferred stock and the effect of intangible assets from capital and the effect of intangible assets from total assets.

The Corporation believes these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of common equity and to compare against other companies in the industry.

[1]Regulatory Capital, Tier 1 Capital and risk-weighted assets as defined and calculated in accordance with regulation.

61

Supplemental Financial Data

Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)

Comerica Bank

	4Q10	3Q10	2Q10	1Q10	4Q09
Net interest income (FTE)	$406	$405	$424	$ 416	$ 398
Less: Interest earned on excess liquidity[1]	1	2	2	3	1
Net interest income (FTE), excluding excess liquidity	*$405*	$403	$422	$ 413	$ 397
Average earnings assets	$49,102	$50,189	$51,835	$52,941	$53,953
Less: Average net unrealized gains on investment securities available-for-sale	139	180	80	62	107
Average earnings assets for net interest margin (FTE)	$48,963	$50,009	$51,755	$52,879	$53,846
Less: Excess liquidity[1]	1,793	2,983	3,719	4,092	2,453
Average earnings assets for net interest margin (FTE), excluding excess liquidity	$47,170	$47,026	$48,036	$48,787	$51,393
Net interest margin (FTE)	3.29%	3.23%	3.28%	3.18%	2.94%
Net interest margin (FTE), excluding excess liquidity	3.41%	3.42	3.51	3.42	3.07
Impact of excess liquidity on net interest margin (FTE)	(0.12)	(0.19)	(0.23)	(0.24)	(0.13)

The Corporation believes this measurement provides meaningful information to investors, regulators, management and others of the impact on net interest income and net interest margin resulting from the Corporation's short-term investment in low yielding instruments.

[1]Excess liquidity represented by interest earned on and average balances deposited with the Federal Reserve Bank.

62

Additional Information For Shareholders In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of Sterling, and a preliminary Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the preliminary Proxy Statement/Prospectus, and, when it becomes available, a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.” Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010 and on a Form 8-K filed with the SEC on January 27, 2011. Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010 and on Forms 8-K filed with the SEC on June 25, 2010, July 12, 2010 and January 21, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.